Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock and depositary shares (the “Depositary Shares”), each representing a 1/400th interest in a share of 7.750% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) of UMB Financial Corporation, Inc. (the “Company,” “we,” or “our”) is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws, as amended (the “Bylaws”) and the Certificate of Designation of the Series B Preferred Stock (the “Series B Certificate of Designation”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws, the Series B Certificate of Designation and the applicable provisions of the General and Business Corporation Law of Missouri, for additional information.

COMMON STOCK

Authorized Capital Shares

Our authorized capital shares consist of 160,000,000 shares of common stock, $1.00 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

Voting Rights

Except in the election of directors, each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. In any matter other than the election of directors, every decision of a majority of the shares of Common Stock cast at a meeting at which a quorum is present is valid as an act of the shareholders, unless a larger vote is required by applicable law or our Articles of Incorporation or Bylaws.

In the election of directors, except as otherwise provided by applicable law, each holder of Common Stock has the right to cast a total number of votes equal to such holder’s number of shares of Common Stock as of the record date multiplied by the number of directors to be elected, and the votes may be cast for one director candidate or distributed among two or more director candidates. Directors are elected by a majority of the votes of the shares of Common Stock entitled to vote on the election of the directors and represented in person or by proxy at a meeting at which a quorum is present; except that, in a contested election (that is, where the number of properly nominated director candidates exceeds the number of directors to be elected), directors will be elected by a plurality of the votes of the shares of Common Stock entitled to vote.

Dividend Rights

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company legally available for distribution after we have paid or provided for all of our liabilities and all of the preferential amounts to which any preferred shareholders may be entitled.

Other Rights and Preferences

The holders of our Common Stock do not have any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our Common Stock does not contain any redemption or sinking fund provisions or conversion rights. The holders of Common Stock may act by unanimous written consent.

Listing

Our Common Stock is traded on the NASDAQ under the trading symbol “UMBF.”

DEPOSITARY SHARES, EACH REPRESENTING A 1/400TH INTEREST IN A SHARE OF 7.750% FIXED-RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

General

The Depositary Shares represent proportional fractional interests in our Series B Preferred Stock. Each Depositary Share represents a 1/400th interest in a share of the Series B Preferred Stock, and are evidenced by depositary receipts. We deposited the underlying shares of Series B Preferred Stock with the Computershare Trust Company, N.A. and Computershare Inc., acting jointly as depositary (the “Depositary”) pursuant to a deposit agreement, dated June 12, 2025, among us, the Depositary and the holders from time to time of the depositary receipts described therein (the “Deposit Agreement”). Holders of the Depositary Shares are entitled to all proportional rights and preferences of the Series B Preferred Stock (including dividend, voting, redemption and liquidation rights). The Depositary’s principal executive office is located at 150 Royall Street, Canton, Massachusetts 02021.

Series B Preferred Stock

Shares of the Series B Preferred Stock: (i) rank senior to our Common Stock and any other class or series of capital stock we may issue unless the terms of that class or series provide that such class or series ranks senior to, or on a parity with, the Series B Preferred Stock; (ii) rank on parity with any other class or series of capital stock we may issue if provided for in the terms of such class or series; and (iii) rank junior to any other class or series of capital stock we may issue if provided for in the terms of such class or series, in each case with respect to the payments of dividends and distributions of assets upon liquidation, dissolution or winding up.

The Series B Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company.

Shares of the Series B Preferred Stock are fully paid and nonassessable. The Depositary is the sole holder of shares of the Series B Preferred Stock. The holders of Depositary Shares are required to exercise their proportional rights in the Series B Preferred Stock through the Depositary, as described below.

Dividends and Other Distributions

Holders of Series B Preferred Stock are entitled to receive, when, as, and if declared by the board of directors of the Company or a duly authorized committee of the board of directors of the Company, non-cumulative cash dividends quarterly in arrears, on January 15, April 15, July 15 and October 15 of each year based on the liquidation preference of $10,000 per share of the Series B Preferred Stock (i) at a fixed rate of 7.750% per annum from June 12, 2025 to, but excluding, July 15, 2030 and (ii) from, and including, July 15, 2030, during each Reset Period (as defined below), at a rate per annum equal to the Five-Year Treasury Rate (as defined below) as of the most recent Reset Dividend Determination Date (as defined below), plus 3.743%.

“Reset Date” means July 15, 2030 and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for business days.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period, subject to any adjustments made by the calculation agent as provided for in the Series B Certificate of Designation.

“Reset Period” means the period from, and including, July 15, 2030 to, but excluding, the next following Reset Date and thereafter each the period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Each dividend payable on a Depositary Share will be in an amount equal to 1/400th of the dividend declared and payable on the related share of the Series B Preferred Stock.

The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series B Preferred Stock to the record holders of Depositary Shares relating to the underlying Series B Preferred Stock in proportion to the number of Depositary Shares held by the holders. If we make a distribution other than in cash, the

Depositary will distribute any property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series B Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by the amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Series B Preferred Stock until such taxes or governmental charges are paid.

Redemption of Series B Preferred Stock and Depositary Shares

Series B Preferred Stock has no stated maturity and is not be subject to any mandatory redemption, sinking fund or similar provision. Series B Preferred Stock is not redeemable prior to July 15, 2030, other than as set forth below. On that date, and on any dividend payment date thereafter, Series B Preferred Stock will be redeemable at the option of the Company, in whole or in part, on any dividend payment date, at a redemption price equal to $10,000 per share, plus any accrued and unpaid dividends. Holders of Series B Preferred Stock have no right to require the redemption or repurchase of Series B Preferred Stock.

Notwithstanding the foregoing, at any time following the occurrence of a Regulatory Capital Treatment Event (as defined below), including prior to July 15, 2030, the Series B Preferred Stock will be redeemable at the option of the Company, in whole but not in part, at a redemption price equal to $10,000 per share, plus any declared and unpaid dividends.

“Applicable Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Company as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

A “Regulatory Capital Treatment Event” means the good faith determination by the Company that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or policies with respect thereto (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal banking agencies) or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of the Series B Preferred Stock; (ii) any proposed change in those laws or regulations or policies with respect thereto that is announced or becomes effective (or will become effective) after the initial issuance of any share of the Series B Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Series B Preferred Stock, there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of $10,000 per share of the Series B Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules of the Board of Governors of the Federal Reserve System and its delegates (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of the Series B Preferred Stock is outstanding.

If we redeem the Series B Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series B Preferred Stock held by the Depositary. The redemption price per Depositary Share is expected to be equal to 1/400th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends.

Whenever we redeem shares of Series B Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of the Series B Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the Depositary Shares to be redeemed pro rata or by lot or in such other manner determined by us to be fair and equitable. The Depositary will send notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series B Preferred Stock and the related Depositary Shares.

Voting the Series B Preferred Stock

The affirmative vote or consent of the holders of at least two-thirds of all the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, is required to:

•
authorize or increase the authorized amount of, or issue, shares of any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of capital stock;

•
amend the provisions of the Articles of Incorporation (including the Series B Certificate of Designation) so as to adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock, taken as a whole; or

•
consummate a binding share-exchange or reclassification involving the Series B Preferred Stock, or a merger or consolidation of the Company with or into another entity unless the shares of the Series B Preferred Stock (i) remain outstanding or (ii) are converted into or exchange for the preference securities of the new surviving entity or any entity controlling such surviving entity and such new preferred securities have terms that are not materially less favorable than the Series B Preferred Stock.

If the Company fails to pay or declare dividends on outstanding shares of the Series B Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors on the board of directors of the Company will be increased by two and holders of shares of Series B Preferred Stock will have the right, voting as a class, to elect such two additional members of the board of directors of the Company to hold office for a term of one year at any annual or special meeting of stockholder at which directors are to be elected or any special meeting of the holders of shares of Series B Preferred Stock, and at each subsequent annual meeting, until continuous non-cumulative dividends for at least one year on all outstanding shares of the Series B Preferred Stock entitled thereto have been paid, in full.

Because each Depositary Share represents a 1/400th interest in a share of the Series B Preferred Stock, holders of depositary receipts are entitled to 1/400th of a vote per Depositary Share under those limited circumstances in which holders of the Series B Preferred Stock are entitled to a vote.

When the Depositary receives notice of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the Depositary will send the information contained in the notice to the record holders of the Depositary Shares relating to the Series B Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series B Preferred Stock, may instruct the Depositary to vote the amount of the Series B Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the amount of the Series B Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. We have agreed to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Series B Preferred Stock, it will not vote the amount of the Series B Preferred Stock represented by such Depositary Shares.

Restrictions upon the Right to Deposit or Withdraw the Series B Preferred Stock

The deposit of the Series B Preferred Stock may be refused, the delivery of receipts against Series B Preferred Stock may be suspended, the registration of transfer of receipts may be refused and the registration of transfer, surrender or exchange of outstanding receipts may be suspended (i) during any period when the register of stockholders of the Company is closed or (ii) if any such action is deemed necessary or advisable by the Depositary, any of the Depositary’s agents or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the Deposit Agreement.

Upon surrender of a receipt or receipts at the Depositary’s office or at such other offices as it may designate for the purpose of effecting a split-up or combination of such receipt or receipts, and subject to the terms and conditions of the Deposit Agreement, the Depositary shall execute a new receipt or receipts in the authorized denomination or denominations requested, evidencing the aggregate number of Depositary Shares evidenced by the receipt or receipts surrendered, and shall deliver such new receipt or receipts to or upon the order of the holder of the receipt or receipts so surrendered. If the depositary receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the Series B Preferred Stock to be withdrawn, the Depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of Depositary Shares.

In no event will fractional shares of the Series B Preferred Stock (or any cash payment in lieu thereof) be delivered by the Depositary. Delivery of the Series B Preferred Stock and money and other property, if any, being withdrawn may be made by the delivery of such certificates, documents of title and other instruments as the Depositary may deem appropriate.

Amendment and Termination of the Depositary Agreement

We and the Depositary at any time may amend the form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a two-thirds majority of the Depositary Shares then outstanding. We or the Depositary may terminate the Deposit Agreement only if all outstanding Depositary Shares have been redeemed, there has been a final distribution in respect of the Series B Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of depositary receipts, or upon the consent of the holders of receipts representing not less than two-thirds of the Depositary Shares outstanding.

Charges of the Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We paid charges of the Depositary in connection with the initial deposit of the Series B Preferred Stock and will pay charges of any redemption of the Series B Preferred Stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

Rights of Holders of Receipts to Inspect the Transfer Books of the Depositary

The Depositary will keep a receipt register at the Depositary’s office for the registration of depositary receipts and transfers of depositary receipts during business hours at the office of the Depositary’s agents for inspection by the holders.

Miscellaneous

The Depositary shall furnish to holders of receipts any reports and communications received from us which is received by the Depositary and which we are required to furnish to the holders of the Series B Preferred Stock.

Under the terms of the Deposit Agreement, the Depositary will treat the persons in whose names the Depositary Shares, including the depositary receipts, are registered as the owners of such securities for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor any depositary, nor any agent of us or any such depositary will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the depositary receipts, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the Depositary nor any Depositary’s agent, nor any registrar, transfer agent, redemption agent or dividend disbursing agent nor the Company shall be liable for any action or any failure to act by it in reliance upon the written advice of legal counsel or accountants, or information from any person presenting the Series B Preferred Stock for deposit, any holder of a receipt or any other person believed by it in good faith to be competent to give such information. The Depositary, any Depositary’s agent, registrar, transfer agent, redemption agent or dividend disbursing agent and the Company may each rely and shall each be protected in acting upon or omitting to act upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Listing

Our Depositary Shares representing a 1/400th interest in a share of our Series B Preferred Stock are traded on the NASDAQ under the trading symbol “UMBFO.”